FOX LAW OFFICES, P.A.
c/o 131 Court Street , #11
Exeter, NH 03833
Telephone (603) 778-9910
Facsimile (603) 778-9911

June 15, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Pamela Long, Assistant Director

Re:	Kraig Biocraft Laboratories, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed June 3, 2010
File No. 333-162316
Amendment No. 1 to Annual Report on Form 10-K
Filed May 28, 2010
File No. 333-146316

Dear Ms. Long:

This letter is a point by point response to the Staff’s comment letter dated June 10, 2010 (the “Staff Letter”) on the Amendment No. 4 to the registration statement on Form S-1 (File No. 333-162316) (“registration statement”) and Amendment No. 1 to the Annual Report on Form 10-K for the year ended December 31, 2009 (the “Annual Report”) of Kraig Biocraft Laboratories, Inc. (the “Company”) filed with the Securities and Exchange Commission on June 3, 2010 and May 28, 2010, respectively.  For convenience we have reproduced the text of the comment in the Staff Letter and provided the Company’s response immediately below the text.  We are filing, concurrently herewith, the Amendment No. 5 to the registration statement (the “Amendment”) and the Amendment No. 2 to the Annual Report (“Amended 10-K”).

Amendment No. 1 to Annual Report on Form 10-K for the fiscal year ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page F-1

1.
Please further amend your Form 10-K/A and your Form S-1 to have your auditor include an explanatory paragraph in the reissued audit opinion regarding the restatement. See AU Sections 508.11 and 508.19 of the AICPA Statements of Auditing Standards for guidance.

Response: The Company has included the reissued audit opinion with an explanatory paragraph from the Company’s auditor in accordance with this Item 1.  Please see page F-18 of the Amendment and page F-1 of the Amended 10-K.

The Company respectfully submits via EDGAR the foregoing response to the Commission and the Amendment and the Amended 10-K.

U.S Securities and Exchange Commission
Division of Corporation Finance
June 15, 2010

Please call me at (603) 778-9910 if you have any comments on the information provided herein or if we can furnish any additional information or otherwise be of assistance.

Very truly yours,

/s/Richard C. Fox

        Richard C. Fox, Esq.

cc:           Kim Thompson, Kraig Biocraft Laboratories, Inc.